Filed by Envestnet, Inc. Pursuant to Rule 425 Under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: Yodlee, Inc. Commission File No. 001-36639 Update on Envestnet’s Acquisition of Yodlee September 24, 2015

Cautionary Statement Regarding Forward-Looking Statements The forward-looking statements made in this presentation concerning Envestnet, Inc. (the “Company”), the acquisition of Yodlee, Inc., potential post-acquisition performance or otherwise are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements about the benefits of the proposed acquisition, including future financial results; Envestnet’s plans, objectives, expectations and intentions; the expected timing of completion of the transaction and other statements that are not historical facts. These statements involve risks and uncertainties and the Company’s actual results could differ materially from the results expressed or implied by such forward-looking statements. Furthermore, reported results should not be considered as an indication of future performance. Important factors that could cause actual results to differ, possibly materially, from those indicated by the forward-looking statements include, without limitation, the following: the inability to complete the transaction in a timely manner; the inability to complete the acquisition due to the failure of Yodlee’s stockholders to approve the acquisition; the failure to satisfy other conditions to completion of the transaction; the failure of the proposed acquisition to close for any other reason; the possibility that any of the anticipated benefits of the proposed acquisition will not be realized; the challenges of retaining key employees; the effect of the announcement of the acquisition on Yodlee’s business relationships, operating results and business generally; the possibility that the anticipated benefits of the acquisition (including potential cross-selling opportunities) will not be realized, or will not be realized within the expected time period; the possibility that the acquisition may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; general competitive, economic, political and market conditions and fluctuations; and actions taken or conditions imposed by the United States and foreign governments and regulatory authorities. 2

Cautionary Statement Regarding Forward-Looking Statements (cont.) Additional potential risks, uncertainties and other factors that could cause Envestnet’s actual results to differ from those expressed by the forward-looking statements in this press release include, but are not limited to, difficulty in sustaining rapid revenue growth, which may place significant demands on the Company’s administrative, operational and financial resources, fluctuations in the Company’s revenue, the concentration of nearly all of the Company’s revenues from the delivery of investment solutions and services to clients in the financial advisory industry, the Company’s reliance on a limited number of clients for a material portion of its revenue, the renegotiation of fee percentages or termination of the Company’s services by its clients, the Company’s ability to identify potential acquisition candidates, complete acquisitions, including the acquisition of Yodlee, and successfully integrate acquired companies, the impact of market and economic conditions on the Company’s revenues, compliance failures, regulatory actions against the Company, the failure to protect the Company’s intellectual property rights, the Company’s inability to successfully execute the conversion of its clients’ assets from their technology platform to the Company’s technology platform in a timely and accurate manner, general economic conditions, changes to the Company’s previously reported financial information as a result of political and regulatory conditions, as well as management’s response to these factors. More information regarding these and other risks, uncertainties and factors is contained in the Company’s filings with the Securities and Exchange Commission (“SEC”) which are available on the SEC’s website at www.sec.gov or the Company’s Investor Relations website at http://ir.envestnet.com/. You are cautioned not to unduly rely on these forward-looking statements, which speak only as of the date of this communication. All information in this communication is as of the date hereof and, unless required by law, the Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to report the occurrence of unanticipated events. 3

Discussion Outline Envestnet Growth Opportunity Core business growth Proven history of early-mover advantages Empowering Wealth Management Technology for the Future Yodlee fills mission-critical gaps Strategic Benefits of transaction Accretive Financial Metrics for Transaction Value of cash and NOLs reduces net transaction value Strong core growth opportunity accelerated by revenue synergies Attractive forward multiple of 2016 Q4 run rate revenue and of EBITDA 4

Envestnet Core Business Structural long-term industry trends support organic growth opportunity Long-term Growth Trends Continue Commission-based accounts transitioning to fee-based accounts Increasing reliance on technology to support evolving relationship between advisors & investors Integrated technology driving advisor productivity gains Growth in independent channels History of Early Strategic Decisions Leading to Substantial Value Creation Cloud-based advisor platform (2000) First integrated APM solution (2005) Own mission-critical technology for fully-integrated platform (2005) Unbundle investment management and technology (2007) Make platform available through mobile devices (2013) Digital advice strategy (2014) Proven Growth Through Market Cycles Stronger growth in strong markets Integrated technology drives advisor market share gains in all market environments 5

Envestnet Business Strategy Proven history of strategic innovation and accretive acquisitions AUM/AUA ($ billions) Accounts – AUM/AUA (000s) Positioned to benefit from and promote transformation of wealth management Growth in fee-based assets Supports fiduciary process Integrated platforms replacing legacy platforms Increased efficiency and driving better outcomes Track record of organic and acquisitive growth Over $255 billion of AUM/A 38% Asset CAGR (2005-14) 40% Account CAGR (2005-14) Note: The quarter ended September 30, 2014 is pro forma for Placemark acquisition completed on October 1, 2014. 2001 2004 2005 2007 2010 2012 2013 2014 2015 Strategic Innovations First web-based wealth management platform for fee-based advisors NAM and Oberon Acquisitions First integrated Advisor-as-Portfolio Manager Program First “TAMP” to unbundle technology and services from asset management Begin Strategic Consolidation of TAMP industry Tamarac: first integrated CRM, rebalancing and reporting for RIAs First fully mobile wealth management platform Broaden focus from Investment-centric platform to Wealth-Centric platform Finance Logix Acquisition 6 0 150 300 450 600 750 900 1,050 $0 $25 $50 $75 $100 $125 $150 $175 $200 $225 $250 $275 AUM/AUA Accounts

Holistic data and applications become key to serving clients Empowering the Advisor of the Future 7

Yodlee: Market Leader in Data Aggregation Leveraging data for better financial outcomes 8 Investment and Wealth Management Financial Institutions 14,000+ Data Sources* 900+ Organizations Use Yodlee* 72 US Patents Issued* FINANCIAL CLOUD Account Data and Transactions Checking, Bills, Loans, Credit Cards, Savings, Investments, Insurance, Payments and more Data Aggregation Personal Financial Management Financial Applications Data Analytics *As of June 30, 2015 Supporting Financial Institutions and Wealth Management Organizations

Strategic Benefits Acquisition accelerates Envestnet’s leadership in financial technology 1 Data aggregation is becoming mission critical, enhances platform, accelerates key growth drivers, widens defensive moat Industry’s broadest platform helps win new enterprise customers and advisors Aggregation-fed goals-based financial planning, client on-boarding, investment management and aggregated reporting capabilities increases advisor adoption at existing enterprises Holistic view of clients’ assets enables advisors to gather more client assets Comprehensive management of client assets leads to higher revenue asset management 2 3 4 Powerful cross-selling potential; target addressable markets significantly expanded $8B+ addressable market opportunity with $200M+ target penetration by 2020 Yodlee data aggregation capabilities immediate and attractive offering to Envestnet clients Envestnet solutions attractive to Yodlee clients Yodlee offerings and data broaden Envestnet’s access to new markets and solutions Control of open API creates large revenue opportunities through ecosystem of FinApps Large revenue potential for Big Data Analytics solutions Provides tested platform for expansion into international markets Attractive financial profile building sustainable value Estimated purchase price reduced by balance sheet cash and NOLs by ~$130M Yodlee + synergies expected to be at a Q4 2016 run rate of $153-157M in revenue and $26-28M in adjusted EBITDA Acquisition expected to be accretive to Adjusted EBITDA per share in 2016 Benefits begin to accrue immediately since integration does not require lengthy account conversions Yodlee subscription model diversifies Envestnet revenues and shields against market fluctuations 9

Wealth Management Technology for the Future Empowering the advisor of the future 1 10 Envestnet and Yodlee uniquely complete the lifecycle of advice, delivering the industry's most unified wealth management platform for financial advisors and investors Investment Data & Reconciliation Proposal Generation CRM Research Performance Reporting Financial Planning Investment Products Yodlee Proprietary Network Data Analytics Personal Financial Management Data Aggregation Yodlee Solutions Financial Applications Data Analytics Portfolio Rebalancing Tax Optimization Service Requests Document Vault Trading Billing ENVESTNET

Data Aggregation Accelerates Key Growth Drivers ~ 10-12% per year ~ 6-8% per year 1-2 bps 5-7 bps 15-60 bps ~ 3-5% per year Add Products Add New Enterprises 11 Add Advisors From Existing Enterprises Add Accounts Per Advisor 1 Note: All percentage growth rates and fee rates shown are for the Envestnet business standalone.

Cross-selling Opportunities Combined company positioned for large incremental market opportunity 12 Yodlee data aggregation capabilities deliver tremendous value to Envestnet core markets Envestnet wealth management solutions complementary to Yodlee offering Achieving 1/3 of 2020 penetration potential exceeds required rate of return on capital Achieving required rate of return on capital would increase revenue per advisor by approximately 15% 2 Product Total Addressable Market Envestnet/Yodlee Opportunity 2020 Penetration Potential Aggregation based offerings to advisors $450 million (300,000 advisors, ASP of $1500/yr) $105 million (70,000 advisors at ASP of $1500/yr) 30% $31.5 million ENV solutions to Yodlee Enterprise clients $1.2 billion (100 million accounts, $12/yr) $360 million (30 million accounts, $12/yr) 10% $36 million Data Analytics + Research $4.6 billion (Envestnet estimate based on data from Boston Consulting Group) $350 million (1,500 Money Managers at ASP of $200K/yr + 1,000 RIAs at ASP of $50K/yr) 25% $87.5 million International Opportunities $2 billion $500 million 10% $50 million Total $8.25 billion $1.3 billion $205 million

Broad and Established Client Base Yodlee is powering the most innovative companies in several segments 13 eCommerce & Payments Financial & Wealth Mgmt Credit & Risk Large N.A. FIs Global FIs Brokerages Yodlee extends Envestnet value proposition from wealth management technology to higher-growth financial technology 3 2007: Successful expansion by ENV to AUA and technology licensing 2015: Ownership of data and API fuels additional source of ENV growth AUM Unbundled Technology Data

Unparalleled investor account data creates Big Data warehouse holding variety of insights through data analytics 14,000 FI’s and custodial data 20M+ users 100M+ customer accounts 42K+ advisors Proven and emerging revenue opportunities in data analytics solutions in investment research, marketing research, retail and analytics Leveraging the Power of Data Analytics Broad Connectivity & Data Represent a Key Competitive Advantage 14 Envestnet Yodlee Opportunity Market Opportunity “59% of the executives surveyed consider big data and analytics either a top five issue or the single most important way to achieve a competitive advantage. This attitude is slightly more prevalent in financial services . .." - Big Bets On Big Data: Who, Where and What, Forbes Insights in partnership with Teradata and McKinsey “Big Data technology and services will grow from a $9.8 billion market in 2012 to $32.4 billion market in 2017, representing a CAGR of 27% (or 6x faster than the overall IT market).” – Barclays, Big Data Conference 3 Billions of transactions and 100M+ accounts

Attractive Financial Profile Accretive to growth rates and diversifies revenue AUM/A Revenue Other Revenue Subscription Revenue Dollars in millions Expected to add at least 100 bps to both ENV’s 2016 revenue and Adjusted EBITDA growth rates Adjusted EPS expected to be accretive in 2017 & beyond; Adjusted EBITDA accretive in 2016 Highly visible and recurring subscription revenue base Significant operating leverage through platform structure and India operations Growing profitability providing fuel to drive continued growth Complementary and consistent models Meaningful Revenue Diversification – 1H 2015 Revenue 24% CAGR Dollars in millions Yodlee Revenue – Proven Growth Combined Company 15 4 $57.8 $70.2 $89.1 2012 2013 2014

Transaction Overview

Merger Consideration

Transaction Value	~$600 mm
Less Cash and Cash Equivalents	~$70 mm
Less YDLE NOL and Other Tax Credits	~$60 mm
Enterprise Value	~$470 mm
Per Share Consideration [1]	$17.27
Cash	$11.76
Envestnet Stock	$5.51
Anticipated Close	4Q 2015 – 1Q 2016
Break-up Fee	$17.8mm

Sources & Uses of Cash

30.4 million Shares Outstanding (7/31/2015)	$525 mm
4.4 million Restricted Shares and Stock Options	75 mm
Total Uses	$600 mm
Combined Balance Sheet Cash (6/30/2015)	~$270 mm
Less Amount Required for Operations	~(40 mm)
Available Cash	~$230 mm
Incremental Borrowing	~150 mm
Maximum Cash Required	~$380 mm
7.1 million Shares Issued ($39.006 bottom end of collar)	~$220 mm
Total Sources	~$600 mm

Other Considerations - Collar



$660 mm
$660 mm
Total Value of Merger Consideration
$39.006
$46.674
ENV 10-day VWAP Prior to Closing

- If ENV 10-day VWAP prior to closing >$47.674, merger consideration will be:
  - Total cash ~ $348 million; Total of ENV shares = ~6.5 million
- If ENV 10-day VWAP prior to closing <$39.006, merger consideration will be:
  - Total cash ~ $380 million; total ENV shares =~ 7.1 million

Pro Forma Leverage

Existing Debt	$173 mm
Incremental Borrowing	150 mm
Total debt	$323 mm
ENV TTM Adjusted EBITDA [2]	$76 mm
YDLE TTM Adjusted EBITDA [2]	6 mm
Cost Synergies	2mm
Combined TTM Adjusted EBITDA [2]	$84 mm
Pro forma leverage ratio	**3.8 x**

1: Assumes illustrative ENV 10-day VWAP of $30.17; excludes unvested options and RSUs

2:As of 6/30/15; per terms of financing, Adjusted EBITDA definition includes GAAP deferred revenue and expected cost synergies

ENVESTNET

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Yodlee 2016 Q4 Run Rates & Valuation Multiples Including initial synergies 17 Current Estimated Purchase Price (net of cash and value of NOLs) $470 million Multiple of Revenue Run-Rate (current estimate) 3.0 x Multiple of EBITDA Run-Rate (current estimate) 17.4 x Negotiated Purchase Price (net of cash and value of NOLs) $530 million Multiple of Revenue Run-Rate (at announcement) 3.4x Multiple of EBITDA Run-Rate (at announcement) 19.6x Q4 2016 Run Rate Revenue Run-Rate $153 - $157 million Adjusted EBITDA Run-Rate $26 - $28 million

Summary – Accretive Financial Metrics Strong core growth at Yodlee, accelerated by substantial revenue synergy Accretive to adjusted EPS in 2017 and beyond Accretive to adjusted EBITDA in 2016 Significant revenue synergy potential Moderate revenue synergy required to exceed return on invested capital (ROIC) Attractive forward multiple of 2016 exit run rates of revenue and EBITDA

Wealth Management Technology for the Future Empowering the advisor of the future 19 Personal Financial Management & Wellness Data Aggregation Data Analytics Risk Management Account Billing, Performance Reporting Client Onboarding & CRM Portfolio Analysis & Proposal Generation Financial Planning Account Operations, Rebalance & Trading Financial Applications

Additional Information and Where to Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between Envestnet and Yodlee. In connection with the proposed transaction, Envestnet has filed with the SEC a registration statement on Form S-4, containing a proxy statement of Yodlee. The final proxy statement/prospectus will be delivered to the stockholders of Yodlee. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Envestnet or Yodlee may file with the SEC or send to shareholders in connection with the proposed transaction. SHAREHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Shareholders will be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Envestnet will be made available free of charge on Envestnet’s website at www.envestnet.com. Copies of documents filed with the SEC by Yodlee will be made available free of charge on Yodlee’s website at www.yodlee.com. Participants in Solicitation Envestnet, Yodlee and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Envestnet is set forth in the proxy statement for Envestnet’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 13, 2015, and Envestnet’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015. Information about the directors and executive officers of Yodlee is set forth in the proxy statement for Yodlee’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 10, 2015, and Yodlee’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 4, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement/prospectus and other relevant materials filed with the SEC. You may obtain free copies of these documents as described above. 20